EXHIBIT 11.1

	Three Months Ended March 31,
	2007	2006
Net income (loss)	$(363)	$(3,101)

Net income (loss) per share – Basic:
Weighted average common shares – Basic	26,030,067	25,710,713

Net income (loss) per share – Basic	$(0.01)	$(0.12)